EXHIBIT 2.01

ASSET PURCHASE AGREEMENT

dated as of February 1, 2006

between

VERSANT CORPORATION

and

SIMA SOLUTIONS

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of February 1, 2006 (the “Agreement Date”), by and among VERSANT CORPORATION, a California corporation (“Seller”), and SIMA SOLUTIONS, an Illinois corporation (“Purchaser”).

R E C I T A L S

A.                                   Seller is currently engaged in the WebSphere Business (as defined below) as an independent contractor.  Seller desires to sell and assign to Purchaser, and Purchaser desires to purchase and acquire from Seller (as provided herein), certain assets used in Seller’s WebSphere Business (as defined below) on the terms and conditions set forth in this Agreement.

B.                                     In connection with such proposed sale of assets by Seller to Purchaser under this Agreement, Purchaser also desires to make offers of employment to the employees of Seller who work in Seller’s WebSphere Business in accordance with this Agreement.

NOW, THEREFORE, in consideration of the facts recited above and the mutual agreements set forth herein, the parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1.  Certain Defined Terms.  As used in this Agreement, the following terms will have the following meanings:

“affiliate” means, with respect to any specified person, any other person that directly or indirectly controls, is controlled by, or is under common control with, such specified person; where for purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as an officer, director, trustee or executor, by contract or otherwise.

“Assigned Contracts” means, collectively, (i) the IBM WebSphere Agreements; (ii) the WebSphere Business Contractor Agreements; (iii) the WebSphere Business Customer Agreements; (iv) the WebSphere Business Partner Agreements; (v) the WebSphere Business Leases; and (vi) the WebSphere Business Inbound Licenses.

“calendar quarter” means a quarterly period of a year ending on any of the following dates: March 31, June 30, September 30 and December 31.

“Closing” and “Closing Date” will have the respective meanings specified for such terms in Section 2.06.

“Encumbrance” means any pledge, lien, security interest, mortgage, title retention, conditional sale or other security arrangement or similar encumbrance.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“IBM WebSphere Agreements” means, collectively (i) that certain Customer Solutions Agreement #4900CS0666 dated July 27, 2000 between IBM and Seller, (ii) that certain Statement of Work # 4900OP0313 dated October 23, 2000 and issued by IBM to Seller and (iii) that certain Agreement for Purposes of Subcontracting at IBM dated May 2, 2005  between Versant Corporation and Eclaro International.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rulings and regulations promulgated thereunder.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including, without limitation, those arising under any law, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Purchaser Revenue” “recognized” for any specified time period means Purchaser’s gross revenue that first becomes recognizable as revenue in accordance with GAAP during such time period and is derived from providing (or subcontracting) consulting, training, installation or other services of any kind relating to (i) WebSphere or any version thereof, (ii) any product within IBM’s family of WebSphere products and related services or (iii) any other product or service marketed or provided by IBM.   For example, as used herein, “Purchaser Revenue” for a calendar quarter means the Purchaser Revenue first recognizable as revenue in accordance with GAAP during such calendar quarter.

“Collected Purchaser Revenue” means Purchaser Revenue that is collected by or on behalf of Purchaser where, for purposes of this Agreement, Purchaser Revenue will be deemed to be “collected” if it has been paid to Purchaser in a cash or non-cash payment, including without limitation payments in kind, barter, credits, offsets or other consideration, which shall be valued (in the case of non-cash payments, at their fair market value, or in the case of credits or offsets, at the dollar amount of such credits or offsets); provided that, unless otherwise expressly provided therein, each reference to Collected Purchaser Revenue in Section 2.05(b) or Section 2.05(d) with respect to a specified time period refers to the Collected Purchaser Revenue that is collected (as defined above) by or for Purchaser during such time period.

“Tax” or “Taxes” means all foreign, federal, state and local taxes of any kind whatsoever (whether payable directly or by withholding), including but not limited to sales, use, excise, franchise, ad valorem, property, inventory, value added and payroll taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto, imposed by any taxing authority.

“WebSphere” means the WebSphere® Application Server software owned and marketed by International Business Machines Corporation (“IBM”), which is a Java™-based application platform and the currently existing related family of IBM WebSphere products.

“WebSphere Business” means Seller’s business of providing or subcontracting  consulting and training services to end-users of WebSphere or other IBM software products with respect to the installation, operation, use and/or application of WebSphere and/or such other IBM software products.

“WebSphere Business Accounts Receivable” means all accounts receivable of the WebSphere Business that exist and are outstanding as of the Closing Date.

“WebSphere Business Contractors” means those independent contractors listed in Schedule 3.11 to the Seller Disclosure Letter (as that term is defined in Article III hereof) who, as of the Agreement Date, provide services to Seller in connection with Seller’s conduct of the WebSphere Business.

“WebSphere Business Contractor Agreements” means those agreements between Seller and WebSphere Business Contractors listed in Part 1 of Schedule 3.09 to the Seller Disclosure Letter.

“WebSphere Business Customers” means those persons to whom Seller has provided consulting or training services pursuant to the WebSphere Business.

“WebSphere Business Customer Agreements” means the agreements between Seller and the current WebSphere Business Customers listed in Part 2 of Schedule 3.09 to the Seller Disclosure Letter.

“WebSphere Business Documents” means, collectively, the forms of standard agreements listed in Exhibit A hereto which, as of the Agreement Date, are used by Seller to conduct the WebSphere Business.

“WebSphere Business Employees” means the individuals listed in Schedule 3.10 to the Seller Disclosure Letter, who, as of the Agreement Date, constitute all of the current employees of Seller who, as the principal portion of their employment with Seller, provide services in connection with the WebSphere Business.

“WebSphere Business Consulting Employee” means any WebSphere Business Employee who is specified to be a “Consultant” in Schedule 3.10 to the Seller Disclosure Letter, which means that such WebSphere Business Employee, as a regular part of his or her employment, directly provides consulting services to WebSphere Business Customers.

“WebSphere Business Equipment” is defined in Section 2.02(a).

“WebSphere Business Leases” means those agreements of Seller listed on Part 3 of Schedule 3.09 to the Seller Disclosure Letter, pursuant to which Seller has leased tangible personal property which is, as of the Agreement Date, principally used by WebSphere Business Employees to conduct the WebSphere Business.

“WebSphere Business Inbound Licenses” means those agreements of Seller listed on Part 4 of Schedule 3.09 to the Seller Disclosure Letter, pursuant to which Seller has been licensed to use software or other intellectual property that is used by Seller solely for the purpose of conducting the WebSphere Business.

“WebSphere Business Partner Agreements” means the agreements of Seller listed in Part 5 of Schedule 3.09 to the Seller Disclosure Letter.

“WebSphere Business Leased Assets” means the tangible personal property leased by Seller as of the Agreement Date pursuant to the WebSphere Business Leases as set forth in Exhibit B  hereto.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS

SECTION 2.01.  Agreement to Sell and Purchase.  Subject to the terms and conditions of this Agreement, on the Closing Date Seller will sell, assign, transfer, convey and deliver to Purchaser, and Purchaser will purchase and acquire, all right, title and interest in and to the Purchased Assets (as defined below) free and clear of all Encumbrances.

SECTION 2.02.  Purchased Assets Defined.  As used in this Agreement, the term “Purchased Assets” will mean, collectively, each and all of the following assets and properties (whether or not owned by Seller as of the Agreement Date):

(a)                                  Seller’s rights under the Assigned Contracts;

(b)           the personal computers (and associated third-party operating system software programs loaded on such personal computers at the Agreement Date), printers, fax machines, cell phones, telephone numbers office furniture, file cabinets, white boards, personal offices supplies and related office equipment owned by Seller as of the Agreement Date that is listed in Exhibit C and used principally by the WebSphere Business Employees to conduct the WebSphere Business (collectively the “WebSphere Business Equipment”);

(c)                                  a set of tangible paper copies of, and an electronic copy of, each of the WebSphere Business Documents; and

(d)                                 copies of Seller’s marketing and sales information, marketing plans, business plans, customer lists, partner, contractor and vendor lists and other files and records (or applicable portions thereof) that pertain solely to the WebSphere Business (the “WebSphere Business Records”), it being agreed that Seller shall retain the original copies of such WebSphere Business Records.

SECTION 2.03.  Excluded Assets.  As used herein, the term “Excluded Assets” means any asset or property of Seller not expressly included among the Purchased Assets.  Purchaser is not purchasing nor acquiring any rights whatsoever to, any of the Excluded Assets.  For the avoidance of doubt, and not by way of limitation, Seller is not hereby selling to Purchaser, nor is Purchaser acquiring, any right, title or interest in or to any of the WebSphere Business Accounts Receivable.

SECTION 2.04.  Assumption and Exclusion of Liabilities.

(a)                                  Assumed Liabilities.  Subject to the terms and conditions of this Agreement, effective upon the Closing of the sale and purchase of the Purchased Assets pursuant hereto on the Closing Date, Purchaser will assume and pay, perform and discharge when due those, and only those, obligations and liabilities of Seller under each of the Assigned Contracts, but only to the extent that such obligations and liabilities first accrued or arose after the Closing Date for reasons other than any breach, violation or default by Seller of the terms of the Assigned Contracts (the “Assumed Liabilities”).  The Assumed Liabilities will not include, and Seller will remain liable for, any obligations under the Assigned Contracts that first arose or first occurred prior to the Closing (as that term is defined in Section 2.06).  The parties acknowledge and agree that Seller shall retain all lease obligations under the WebSphere Business Leases as described in Part 3 of Schedule 3.09 to the Seller Disclosure Letter, and Seller shall be solely liable for and shall pay the rent and associated costs payable thereunder.

(b)                                 No Other Liabilities Assumed.  As a material consideration and inducement to Purchaser to enter into this Agreement, Seller will retain, and will be solely responsible for paying, performing and discharging when due, and Purchaser will not assume or otherwise have any responsibility or liability for, any and all Liabilities of Seller (whether now existing or hereafter arising) other than the Assumed Liabilities (the “Excluded Liabilities”).  By way of example and not by way of limitation, the Excluded Liabilities that are not being assumed by Purchaser include, without limitation:

(i)                                     any and all Taxes now or hereafter due and payable by Seller or any affiliate of Seller (including without limitation any Taxes that Seller agrees to pay pursuant to Article VII hereof);

(ii)                                  any and all Taxes attributable to any of the Purchased Assets or the WebSphere Business, that relate in any manner to, or first arose during, any time period or portion thereof ending on or prior to the Closing Date;

(iii)                               any and all trade payables incurred or accrued by the WebSphere Business at any time prior to the Closing Date;

(iv)                              any and all Liabilities with respect to any environmental damage, or for any disposal, discharge or other use or treatment of any hazardous or toxic substance, under any and all laws and regulations relating to the environment or the regulation of any hazardous or toxic substances of any type;

(v)                                 any and all Liabilities of Seller to WebSphere Business Employees and WebSphere Business Contractors related to or arising from or with respect to any act or omission of Seller prior to the Closing Date or arising from or with respect to any event occurring, or service performed, prior to the Closing Date, including without limitation any Liabilities of Seller to any WebSphere Business Employees for the payment of any and all wages or unused vacation time earned or accrued prior to the Closing or for the reimbursement of any expenses incurred by WebSphere Business Employees prior to the Closing and any Liabilities to any WebSphere Consulting Practice Contractors for any amounts due to them in connection with services provided to Seller prior to the Closing;

(vi)                              any and all Liabilities of Seller to WebSphere Business Employees who do not accept an offer of employment from Purchaser;

(vii)                           any and all Liabilities arising from the termination by Seller of the employment of any current or future employees of Seller or any of its affiliates, any other claims brought against Seller arising from Seller’s employment of any person, or arising from any duties or obligations under any existing or future employee benefit plans of Seller or any of its affiliates;

(viii)                        any and all Liabilities with respect to Taxes arising from Seller’s use of contractors in connection with the WebSphere Consulting Practice Business;

(ix)                                any and all present or future obligations or Liabilities of Seller or any of its affiliates to existing or future employees of Seller or any of its affiliates under the Employee Retirement Income Security Act of 1974, as amended, and the rulings and regulations promulgated thereunder (“ERISA”), the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Federal Worker Adjustment and Retraining Act (“WARN”) or any severance pay obligations of Seller or any of its affiliates;

(x)                                   any and all Liabilities arising from (A) any breach or default by Seller of any Assigned Contract occurring prior to the Closing or (B) any breach or default by Seller of any other agreement;

(xi)                                any and all Liabilities now or hereafter arising from or with respect to, the sale or license of any products or services of, by or for Seller; and

(xii)                             any and all Liabilities relating to or arising out of any of the Excluded Assets.

SECTION 2.05.  Purchase Price: Allocation of Purchase Price; Payment Terms. The aggregate purchase price for the Purchased Assets to be paid by Purchaser to Seller will consist of the following consideration described below in this Section 2.05, which shall be payable to Seller as follows (the “Purchase Price”):

(a)                                  Initial Payment at Closing. Purchaser will pay to Seller at the Closing an initial payment in the amount of Five Hundred Thousand Dollars ($500,000.00) payable in cash as provided in Section 2.08 (the “Initial Payment”).

(b)                                 Post-Closing Payments. In addition to the Initial Payment, as part of the Purchase Price, Purchaser shall pay the following additional amounts to Seller (the “Post-Closing Payments”) in accordance with, and subject to, the provisions of Section 2.05(c) and Section 2.05(d):

(i)                                     for the first Three Million Seven Hundred Forty Thousand  Dollars ($3,740,000) of Collected Purchaser Revenue collected during the initial 12 month period immediately following the Closing (such 12-month period being hereinafter referred to as the “First Year”), an amount equal to twelve percent (12%) of such Collected Purchaser Revenue;

(ii)                                  for the Collected Purchaser Revenue collected during the First Year that is in excess of the first Three Million Seven Hundred Forty Thousand Dollars ($3,740,000) of Collected Purchaser Revenue collected during the First Year but is not in excess of the first Five Million Seven Hundred Forty Thousand Dollars ($5,740,000) of Collected Purchaser Revenue collected during the First Year, an amount equal to five percent (5%) of such Collected Purchaser Revenue;

(iii)                               for the Collected Purchaser Revenue collected during the First Year that is in excess of the first Five Million Seven Hundred Forty Thousand Dollars ($5,740,000) of Collected Purchaser Revenue collected during the First Year, an amount equal to two percent (2%) of such Collected Purchaser Revenue;

(iv)                              for the first Three Million Seven Hundred Forty Thousand Dollars ($3,740,000) in Collected Purchaser Revenue collected during the 12-month period immediately following the First Year (such 12-month period being hereinafter referred to as the “Second Year”), an amount equal to twelve percent (12%) of such Collected Purchaser Revenue;

(v)                                 for the Collected Purchaser Revenue collected during the Second Year that is in excess of the first Three Million Seven Hundred Forty Thousand Dollars ($3,740,000) of Collected Purchaser Revenue collected during the Second Year but is not in excess of the first Five Million Seven Hundred Forty Thousand Dollars ($5,740,000) of Collected Purchaser Revenue collected during the Second Year, an amount equal to five percent (5%) of such Collected Purchaser Revenue; and

(vi)                              for the Collected Purchaser Revenue collected during the Second Year that is in excess of the first Five Million Seven Hundred Forty Thousand Dollars ($5,740,000) of Collected Purchaser Revenue collected during the Second Year, an amount equal to two percent (2%) of such Collected Purchaser Revenue.

Notwithstanding anything in the foregoing provisions of this Section 2.05(b) or elsewhere in this Agreement to the contrary, for purposes of this Section 2.05, all Deferred Collected Purchaser Revenue (as defined below) will be conclusively deemed to have been collected as Collected Purchaser Revenue during the Second Year and payments will be due and payable by Purchaser with respect to such Deferred Collected Purchaser Revenue on the same basis as payments are due and payable with respect to Collected Purchaser Revenue as provided in the above provisions of this Section 2.05(b), except that payments on Deferred Collected Purchaser Revenue will be payable in accordance with Section 2.05(c) below based on the date on which such Deferred Collected Purchaser Revenue is actually collected.   As used herein, the term “Deferred Collected Purchaser Revenue” means any Collected Purchaser Revenue that is collected during the one hundred eighty (180) day period beginning immediately after the expiration of the Second Year in respect of any Purchaser Revenue recognized for any time period on or before expiration of the Second Year.

(c)                                  Payment Terms for Post-Closing Payments.  The Post-Closing Payments payable by Purchaser to Seller pursuant to Section 2.05(b) above shall be due and payable on a quarterly basis, as follows.

(i)                                     Payment Period.  The “Payment Period” means the time period beginning on the Closing Date and ending on the last day of the first calendar quarter that begins on or after the 180th day after expiration of the Second Year.

(ii)                                  Payment Schedule.  By no later than the second (2nd) business day before the end of the calendar month immediately following the close of each calendar quarter (or portion thereof) that ends during the Payment Period, Purchaser shall:

(A)                              deliver to Seller a written report in the form of Exhibit D attached hereto signed by an executive officer of Purchaser (each, a “Payment Report”) which states and calculates:  (1) the amount of Purchaser Revenue recognized in accordance with GAAP during such immediately preceding calendar quarter (or portion thereof in the case of any such calendar quarter that does not fall entirely within the Payment Period); and (2) the amount of Collected Purchaser Revenue (including Deferred Collected Purchaser Revenue) that has been collected through the date on which such Payment Report is given to Seller with respect to (a) the Purchaser Revenue for such immediately preceding calendar quarter (or portion thereof in the case of any such calendar quarter that does not fall entirely within the Payment Period) and (b) any previously reported but uncollected Purchaser Revenue for any earlier calendar quarter or quarters (or portions thereof); and (3) the amount of the Post-Closing Payment that is payable to Seller in accordance with the provisions of Section 2.05(b) with respect to the Collected Purchaser Revenue required to be reported in such Payment Report as described in clause (2) above (the “Payment Then Due”); and

(B)           pay to Seller in cash the full Payment Then Due.

(d)                                 Potential Adjustment of Post-Closing Payment Formula.

(i)                                     Unhired Consulting Employees.  In the event that any WebSphere Business Consulting Employee does not accept employment or a comparable consultancy with Purchaser by the Closing Date (each such WebSphere Business Consulting Employee being referred to herein as an “Unhired Consulting Employee”), then for purposes of computing the amount of Post-Closing Payments due to Seller:  (A) each reference in Section 2.05(b) to the words “Three Million Seven Hundred Forty Thousand Dollars ($3,740,000)” will instead be deemed to refer to an amount equal to Three Million Seven Hundred Forty Thousand Dollars ($3,740,000) minus an amount equal to the Average Annual Revenue (as defined below) of all Unhired Consulting Employees; and (B) each reference in Section 2.05(b) to the words “Five Million Seven Hundred Forty Thousand Dollars ($5,740,000)” will be deemed to instead refer to an amount equal to (i) Five Million Seven Hundred Forty Thousand Dollars ($5,740,000) minus an amount equal to the Average Annual Revenue (as defined below) of all Unhired Consulting Employees. The “Average Annual Revenue” of an Unhired Consulting Employee shall mean the average annual revenue (as determined in accordance with GAAP) that was generated for Seller from services performed by such Unhired Consulting Employee in the WebSphere Business during the two-year period ended on October 31, 2005.  For purposes of this Section, the parties agree that each WebSphere Business Consulting Employee’s Average Annual Revenue is the amount set forth for such WebSphere Business Consulting Employee in Schedule 3.10 to the Seller Disclosure Letter (as that term is defined in Article III below).

(ii)                                  Early Terminating Consulting Employees.  As used herein, the term “Early Terminating Consulting Employee” means a WebSphere Business Consulting Employee who accepts employment with Purchaser by  the Closing Date but does not remain employed with Purchaser during the entire 180-day period immediately following the Closing Date for any reason other than due to (a) Purchaser’s termination of the employment of such WebSphere Business Consulting Employee or (b) such WebSphere Business Consulting Employee’s voluntary termination of employment with Purchaser for “good reason” (as defined below).  If any WebSphere Business Consulting Employee who accepts employment with Purchaser by the Closing Date subsequently becomes an Early Terminating Consulting Employee within 180 days of the Closing Date, then the provisions of Section 2.05(d)(i) above will apply as if such Early Terminating Consulting Employee had been an Unhired Consulting Employee, except that, for such purposes, the amount of such Early Terminating Consulting Employee’s Average Annual Revenue shall be prorated to a reduced amount equal to the product obtained by multiplying (a) such Early Terminating Consulting Employee’s Average Annual Revenue by (b) a fraction (1) whose numerator is the number of days on which such Early Terminating Consulting Employee was not employed by or serving as a consultant to Purchaser during the one (1) year period immediately following the Closing Date and (2) whose denominator is 365 days.  For purposes of this paragraph, a WebSphere Business Consulting Employee will be deemed to have terminated his or her employment with Purchaser for “good reason” if:  (i) Purchaser has reduced the base pay or any other component of such WebSphere Business Consulting Employee’s compensation from that which such WebSphere Business Consulting Employee was being paid by Seller as of immediately prior to the Closing Date; (ii) Purchaser has required such WebSphere Business Consulting Employee to relocate his or her principal worksite by more than twenty (20) miles from his or her current principal worksite with Seller; (iii) Purchaser has reduced or diminished such WebSphere Business Consulting Employee’s title or responsibilities; or (iv) Purchaser has required such WebSphere Business Consulting Employee to serve as a consultant or independent contractor to Purchaser, rather than as an employee.

(iii)                               An example illustrating the operation of this Section 2.05(d) is attached as Exhibit E hereto.

(e)                                  Audit Rights of Seller.

(i)                                     Purchaser agrees to allow an independent accountant (the “Accountant”) to audit Purchaser’s books and records during Purchaser’s normal business hours, at times reasonably agreed upon by Purchaser and Seller, and not more often than once per calendar year in order to determine the accuracy of Post-Closing Payment Reports provided by Purchaser to Seller. The Accountant will be chosen by Seller and approved by Purchaser, whose approval shall not be unreasonably withheld or delayed.  If the audit reveals that one or more of Purchaser’s Post-Closing Payment Reports are incorrect and that additional amounts are due and payable to Seller hereunder, then, subject to the provisions of Section 2.05(e)(ii) below,

Purchaser will promptly pay to Seller in full all such additional fees. Subject to the provisions of Section 2.05(e)(ii) below, if the additional amount of Post-Closing Payments due to Seller in respect of a particular time period exceeds ten percent (10%) of the amount of Post-Closing Payments actually reported and paid to Seller by Purchaser during such time period, then in addition to promptly paying such late payments, Purchaser will promptly pay to Seller all reasonable costs and expenses of the audit (“Audit Costs”), which otherwise shall be borne by Seller.  If the audit reveals that Purchaser has overpaid Seller, then Seller shall promptly refund to Purchaser, without interest, the amount of the overpayment.  The Accountant will be instructed to keep all non-public information regarding the audit to be kept strictly confidential.

(ii)                                  If Purchaser disagrees with the conclusions of the Accountant in an audit conducted pursuant to Section 2.05(e)(i) above, then the conclusions of the Accountant’s audit will be binding on Purchaser unless Purchaser gives Seller written notice of Purchaser’s disagreement with such audit within ten (10) days after receiving the Accountant’s report on its audit (the “Audit Dispute Notice”).  The Audit Dispute Notice shall state with particularity the specific portions of the audit with which Purchaser disagrees and the amounts the Purchaser believes are the correct amounts and, if applicable, whether Purchaser contests its obligation to pay the Audit Costs of such audit as provided in Section 2.05(e)(i).  Seller and Purchaser will then use good faith efforts to resolve such dispute within thirty (30) days after Seller receives the Audit Dispute Notice. If the parties cannot resolve their dispute regarding the Audit and (if applicable) the payment of Audit Costs) within such thirty (30) day period, then the parties will submit their dispute to mandatory, binding arbitration before one (1) independent arbitrator in an arbitration to be conducted under the Commercial Arbitration Rules of the American Arbitration Association in Denver, Colorado or at such other location as the parties may mutually agree.  The arbitrator shall decide such dispute and shall decide whether, based on the arbitrator’s analysis of the dispute, one party must bear all or a portion of the other party’s reasonable attorneys’ fees and other fees and expenses reasonably incurred by the other party in connection with such dispute. The parties agree that they shall be finally bound by the arbitrator’s decision and award, and that the arbitrator’s decision and award may be enforced by any court of competent jurisdiction.

(f)                                    Purchaser’s Collection Efforts.  Purchaser agrees with Seller to use its diligent good faith efforts to promptly collect all Purchaser Revenue so as to obtain Collected Purchaser Revenue on which payments are to be made to Seller as provided above in this Section 2.05.

SECTION 2.06.  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets contemplated hereby will take place at a closing at a mutually agreed location (the “Closing”) at 6:00 a.m., Pacific Time, on February 1, 2006 after the satisfaction or waiver of the conditions to Closing set forth in Article VIII or at such other time or on such other date on or before February 6, 2006 (or by such other means, including a remote Closing wherein the relevant documents are delivered by means of facsimile, mail or courier) as Seller and Purchaser may mutually agree (the day on which the Closing takes place being referred to herein as the “Closing Date”).

SECTION 2.07. Certain Closing Deliveries by Seller. At the Closing, (in addition to Seller’s delivery of the items, documents and certificates to be delivered by Seller at the Closing pursuant to Section 8.02) Seller will deliver or cause to be delivered to Purchaser all of the following items, against delivery to Seller of the items, payments, documents and certificates to be delivered to Seller by Purchaser at the Closing pursuant to Section 2.08 and Section 8.01 hereof:

(a)                                  counterparts of the Bill of Sale and Assignment Agreement in substantially the form of Exhibit F attached hereto (the “Bill of Sale”) executed on Seller’s behalf by Seller’s Chief Executive Officer and Secretary;

(b)                                 counterparts of the Assumption Agreement in substantially the form of Exhibit G attached hereto (the “Assumption Agreement”) executed on Seller’s behalf by Seller’s Chief Executive Officer; and

(c)                                  a receipt for the Initial Payment paid at the Closing, executed by a duly authorized officer of Seller, which receipt shall not be deliverable until such Initial Payment has in fact been paid to Seller in full.

SECTION 2.08.  Certain Closing Deliveries by Purchaser.  At the Closing (in addition to Purchaser’s delivery of the items, documents and certificates to be delivered by Purchaser at the Closing pursuant to Section 8.01), Purchaser will deliver to Seller all of the following items, against delivery to Purchaser of the items, documents, assets and certificates to be delivered to Purchaser by Seller at the Closing pursuant to Section 2.07 and Section 8.02 hereof:

(a)                                  the Initial Payment, which shall be paid to Seller in cash by wire transfer in immediately available funds to an account designated in writing by Seller to Purchaser prior to the Closing Date; and

(b)                                 counterparts of the Bill of Sale and the Assumption Agreement, executed on behalf of Purchaser by duly authorized representatives of Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that, except as set forth in Seller’s Disclosure Letter dated of even date herewith and delivered to Purchaser prior to the signing of this Agreement (the “Seller Disclosure Letter”), all of the following statements in this Article III are true and correct in all material respects (it being acknowledged and agreed that, if any disclosure made in any part or section of the Seller Disclosure Letter that relates to any representation or warranty in this Article III, such disclosure will be deemed to relate to and modify or qualify any other representation or warranty contained in this Article III where the relevance of such disclosure to such representation or warranty is readily apparent on the face of such disclosure) :

SECTION 3.01.  Incorporation and Authority.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and has all necessary corporate power and authority to enter into this Agreement, the Bill of Sale and the Assumption Agreement (the Bill of Sale and the Assumption Agreement, together with all other assignments and documents that Seller is to execute and deliver pursuant to this Agreement being hereinafter collectively referred to as the “Seller Ancillary Agreements”), to carry out and perform its obligations hereunder and thereunder and to consummate all of the transactions contemplated hereby and thereby, subject to obtaining the third party consents listed in Schedule 3.03 of the Seller Disclosure Letter.  The execution, delivery and performance by Seller of this Agreement and the Seller Ancillary Agreements, and the sale of the Purchased Assets to Purchaser and consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein, have been duly and validly authorized by Seller by all necessary corporate action on the part of Seller.  No authorization, decree or order of any governmental authority is required in order to authorize or enable Seller to:  (i) enter into this Agreement and the Seller Ancillary Agreements; (ii) sell, assign, convey and transfer all the Purchased Assets to Purchaser as contemplated by this Agreement; or (iii) to carry out and perform Seller’s obligations under this Agreement and the Seller Ancillary Agreements.  This Agreement has been, and at the Closing the Seller Ancillary Agreements will be, duly and validly executed and delivered by Seller, and (assuming due authorization, execution and delivery of this Agreement and any Seller Ancillary Agreements by Purchaser) this Agreement constitutes and, upon the execution of each of the Seller Ancillary Agreements by the parties thereto, the Seller Ancillary Agreements will constitute, legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

SECTION 3.02.  No Conflict.  The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Seller, do not and will not:  (i) conflict with or violate the Articles of Incorporation or By-laws of Seller, as amended; (ii) to Seller’s knowledge, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Purchased Assets; (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, rescission, amendment, acceleration or cancellation of, any of the Assigned Contracts or any material agreement relating to any of the Purchased Assets to which Seller is a party or is bound or by which any of the Purchased Assets are bound or affected; or (iv) result in the creation of any Encumbrance on any of the Purchased Assets.

SECTION 3.03.  Consents and Approvals.  Except as set forth in Schedule 3.03 of the Seller Disclosure Letter, the execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller do not, and the performance of this Agreement and the Seller Ancillary Agreements by Seller (including Seller’s assignment of any Assigned Contracts to Purchaser) will not, require any consent, approval, authorization or other action by, or filing with or notification to, any third party, including but not limited to any governmental or regulatory authority.

SECTION 3.04.  Title to and Condition of Purchased Assets; Non-Infringement.  Seller owns all the Purchased Assets and has good and marketable title in and to all the

Purchased Assets, free and clear of all Encumbrances whatsoever.   None of the Purchased Assets is licensed from any third party (except for rights and property licensed under the WebSphere Business Inbound Licenses) and none of the Purchased Assets is licensed to any third party.  All of the tangible personal property included in the Purchased Assets is in reasonably good working condition and repair, ordinary wear and tear excepted.  Title to all the Purchased Assets is freely transferable from Seller to Purchaser free and clear of all Encumbrances without obtaining the consent or approval of any person or party, except as indicated in Section 3.04 of the Seller Disclosure Letter.  None of the Purchased Assets (whether tangible or intangible) that were used in the WebSphere Business have been removed from use in such business by Seller since December 1, 2005.  To Seller’s knowledge, neither the WebSphere Business Documents nor any WebSphere Business Records originated and prepared by Seller infringes any Intellectual Property Rights (as defined below) of any third party.  As used herein “Intellectual Property Rights” means, collectively, patents, copyrights, trademarks and trade secrets

SECTION 3.05.  WebSphere Business Accounts.  The WebSphere Accounts Receivable Aging Report and the WebSphere Accounts Payable Aging Report that Seller is to deliver to Purchaser following the Closing pursuant to Section 5.08 will be accurate in all material respects as of the date or dates of the information provided in such reports.

SECTION 3.06.  Full Force and Effect.  Each Assigned Contract, permit, franchise or other instrument assigned to or assumed by Purchaser pursuant to this Agreement or any of the Seller Ancillary Agreements is in full force and will not, as of the Closing Date, be subject to any material breach or default thereunder by Seller or, to Seller’s knowledge, any other party to such Assigned Contract.

SECTION 3.07.  Litigation.  There is no claim, action, suit, investigation or proceeding of any nature pending or, to the best of Seller’s knowledge, threatened, at law or in equity, by way of arbitration or before any court, governmental department, commission, board or agency that:  (i) may adversely affect, contest or challenge Seller’s authority, right or ability to sell or convey any of the Purchased Assets to Purchaser hereunder or otherwise perform Seller’s obligations under this Agreement or any of the Seller Ancillary Agreements; (ii) challenges or contests Seller’s right, title or ownership of any of the Purchased Assets; (iii) asserts that any Purchased Asset, or Seller’s conduct of the WebSphere Business infringes any Intellectual Property Rights (as defined above) of any third party or constitutes a misappropriation or misuse of any Intellectual Property Rights, trade secrets or proprietary rights of any party; or (iv) seeks to enjoin, prevent or hinder the consummation of any of the transactions contemplated by this Agreement or the Seller Ancillary Agreements.  There are no judgments, decrees, injunctions or orders of any court, governmental department, commission, agency, instrumentality or arbitrator pending or binding against Seller which affect the Purchased Assets, the WebSphere Business or the employment of any WebSphere Business Employee.

SECTION 3.08.  Compliance with Laws.  Seller has complied in all material respects with, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation (including but not limited to environmental laws), domestic or foreign, applicable to the WebSphere Business, Seller’s conduct of the WebSphere Business or any of the Purchased Assets.

SECTION 3.09.   Assigned Contracts.  Schedule 3.09 of the Seller Disclosure Letter contains a list of the Assigned Contracts.

SECTION 3.10.  WebSphere Business Employees.  Schedule 3.10 to the Seller Disclosure Letter contains a complete and accurate list of the WebSphere Business Employees as of the Agreement Date and indicates each WebSphere Business Employee who is a WebSphere Business Consulting Employee and each WebSphere Business Employee’s “Average Annual Revenue” (as that term is defined in Section 2.05(d)).  As to each such WebSphere Business Employee, Seller has provided Purchaser with a writing setting forth the principal worksite locations at which such WebSphere Business Employees are working as of the Agreement Date, and such WebSphere Business Employee’s current base salary.

SECTION 3.11.  WebSphere Business Contractors.  Schedule 3.11 to the Seller Disclosure Letter contains a complete and accurate list of the WebSphere Business Contractors as of the Agreement Date.

SECTION 3.12.  No Brokers.  No broker, finder or investment banker is entitled to be paid any brokerage, finder’s or other fee or commission by Purchaser in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that all of the following statements in this Article IV are true and correct in all material respects:

SECTION 4.01.  Incorporation and Authority.  Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Illinois and has all necessary corporate power and authority to enter into this Agreement, the Bill of Sale, the Assumption Agreement and all documents that Purchaser is to execute and deliver pursuant to this Agreement (the Bill of Sale, the Assumption Agreement and all such other documents being hereinafter collectively referred to as the “Purchaser Ancillary Agreements”), to carry out and perform its obligations hereunder and thereunder and to consummate all of the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and the Purchaser Ancillary Agreements, and the purchase of the Purchased Assets by Purchaser and consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein, have been duly and validly authorized by Purchaser by all necessary corporate action on the part of Purchaser.  No authorization, decree or order of any governmental authority is required in order to authorize or enable Purchaser to:  (i) enter into this Agreement and the Purchaser Ancillary Agreements; (ii) purchase the Purchased Assets as contemplated by this Agreement; or (iii) to carry out and perform Seller’s obligations under this Agreement and the Purchaser Ancillary Agreements.  This Agreement has been, and at the Closing the Purchaser Ancillary Agreements will be, duly and validly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery of this Agreement and any Seller Ancillary Agreements by Seller) this Agreement constitutes and, upon the execution of each of the Purchaser Ancillary Agreements by the parties thereto, the Purchaser Ancillary Agreements will constitute, legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

 SECTION 4.02.  No Conflict. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Agreements by Purchaser, do not and will not:  (i) conflict with or violate the Articles of Incorporation or By-laws of Purchaser, as amended; (ii) to Purchaser’s knowledge, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to Purchaser; or (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, rescission, amendment, acceleration or cancellation of, any material agreement to which Purchaser is a party or is bound or by which Purchaser is bound.

SECTION 4.03.  Consents and Approvals.  The execution and delivery of this Agreement and the Purchaser Ancillary Agreements by Purchaser do not, and the performance of this Agreement and the Purchaser Ancillary Agreements by Purchaser will not, require any consent, approval, authorization or other action by, or filing with or notification to, any third party, including but not limited to any governmental or regulatory authority.

SECTION 4.04.  Litigation.  There is no claim, action, suit, investigation or proceeding of any nature pending or, to the best of Purchaser’s knowledge, threatened, at law or in equity, by way of arbitration or before any court, governmental department, commission, board or agency against or affecting Purchaser, or that may adversely affect, contest or challenge Purchaser’s authority, right or ability to sell or purchase the Purchased Assets hereunder or otherwise perform Seller’s obligations under this Agreement or any of the Purchaser Ancillary Agreements.  Purchaser is not aware of any claim, action, suit, investigation or proceeding of any nature pending or threatened, at law or in equity, by way of arbitration or before any court, governmental department, commission, board or agency that may; (i) challenges or contests Seller’s right, title or ownership of any of the Purchased Assets; (ii) asserts that any Purchased Asset, or Seller’s conduct of the WebSphere Business infringes any Intellectual Property Rights of any third party or constitutes a misappropriation or misuse of any Intellectual Property Rights, trade secrets or proprietary rights of any party; or (iii) seeks to enjoin, prevent or hinder the consummation of any of the transactions contemplated by this Agreement.  There are no judgments, decrees, injunctions or orders of any court, governmental department, commission, agency, instrumentality or arbitrator pending or binding against Purchaser.

SECTION 4.05.  No Brokers.  No broker, finder or investment banker is entitled to be paid any brokerage, finder’s or other fee or commission by Seller in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or its affiliates.

ARTICLE V

ADDITIONAL COVENANTS

SECTION 5.01.  Conduct of WebSphere Business Prior to the Closing.  Seller covenants and agrees that, between the Agreement Date and until the earlier to occur of (i) the Closing Date or (ii) the termination of this Agreement in accordance with the provisions of Article X hereof, Seller will:

(a)                                  not sell, transfer, assign, convey, license, move, relocate or otherwise dispose of any of the Purchased Assets;

(b)                                 conduct the WebSphere Business in the ordinary course and consistent with its past practice (taking into account the sale of Purchased Assets contemplated hereby and Seller’s obligations under this Agreement and any termination of the IBM WebSphere Agreements occurring in connection with Purchaser’s directly entering into comparable replacement agreements with IBM) except for actions expressly permitted by this Agreement, matters incident to carrying out this Agreement, and such further matters as may be consented to by Purchaser in advance in writing;

(c)                                  not terminate the employment of any WebSphere Business Employee (except for good cause relating to job performance or material misconduct) or terminate the contractual relationship with any WebSphere Business Contractor except for good cause relating to performance or material misconduct;

(e)                                  not encourage or otherwise act to cause any WebSphere Business Employee not to accept any offer of employment made by Purchaser made pursuant to Section 6.01 hereof;

(f)                                    not change the base salaries of any of the WebSphere Business Employees or establish a bonus plan or any new employee benefits of any WebSphere Business Employees, or otherwise change the compensation currently being paid to any WebSphere Business Contractor without the prior written consent of Purchaser;

(g)                                 provide Purchaser with reasonable access to and the opportunity to meet and interview each of the WebSphere Business Employees and WebSphere Business Contractors for the purpose of negotiating offers of employment to such WebSphere Business Employees effective after the Closing Date as contemplated by Section 6.01 and establishing post-Closing business relationships with WebSphere Business Contractors after the Closing Date; and

(h)                                 use its good faith efforts to cause the conditions to Closing set forth in Section 8.02 to be fulfilled as promptly as possible.

SECTION 5.02.  Books and Records.  If the transactions contemplated hereby are consummated at the Closing, and, in order to properly prepare documents required to be filed with governmental authorities (including taxing authorities) or its financial statements, it is necessary that either party hereto or any successors be furnished with additional information relating to the Purchased Assets, the Assumed Liabilities or the WebSphere Business, and such information is in the possession of the other party hereto, such party agrees to use its reasonable efforts to furnish such information to such other party, at the cost and expense of the party being furnished such information.

SECTION 5.03. Mutual Confidentiality.  All copies of financial information, marketing and sales information, pricing, marketing plans, business plans, financial and business projections, customer lists, methodologies, inventions, software, technology, know-how, product designs, product specifications and drawings, and other confidential and/or proprietary information of a party to this Agreement are hereinafter referred to as “Confidential Information”.  A party who owns and discloses its Confidential Information is referred to below as a “Disclosing Party” and a party who receives or is given access to a Disclosing Party’s Confidential Information is referred to below as a “Receiving Party.”  Each party hereto agrees that all Confidential Information of another party that is disclosed to such party in the course of negotiating the transactions contemplated by this Agreement or conducting due diligence in connection herewith will be held in confidence and will not be used or disclosed by the Receiving Party except (i) for the purposes relating to this Agreement for which such Confidential Information was disclosed, (ii) for purposes of complying with any law or regulation or responding to any subpoena, discovery order  or similar order of a court or other governmental authority or (iii) preparing financial statements or tax or similar returns of such party, and will be promptly destroyed by the Receiving Party or returned to the Disclosing Party, upon the Disclosing Party’s written request; provided that a Receiving Party may disclose the other party’s Confidential Information to the extent it in good faith determines that it is required to do so by applicable law, rule regulation, court order or judgment, subpoena or the authority or order of any other governmental authority or entity, in which case the Receiving Party will use good faith efforts to notify the Disclosing Party in advance of such disclosure to afford the Disclosing Party an opportunity to protect its interests.  No party’s employees will be given access to Confidential Information of another party except on a “need to know” basis and such employees shall be informed of the need to keep such Confidential Information confidential.  It is agreed that Confidential Information will not include information that:  (i) was known to such Receiving Party before receipt of such information from the Disclosing Party; (ii) is or becomes generally known to the public through no breach of this Section or any act or omission on the part of the Receiving Party; (iii) is disclosed by a third party having the legal right to disclose such information with no obligation of confidence to the Disclosing Party; or (iv) is independently developed by the Receiving Party without use of any of the Disclosing Party’s Confidential Information.  Effective upon the Closing the foregoing provisions of this Section will terminate with respect to any obligation of Purchaser to refrain from using or disclosing or to return to Seller any Confidential Information of Seller that relates to any of the Purchased Assets and is Confidential Information as of the Closing (“Purchased Asset Confidential Information”) and Seller will thereafter continue to hold such Confidential Information in confidence for so long as it would qualify as Confidential Information in the definition set forth above in this Section; provided, that nothing shall prevent Seller from disclosing or using Purchased Asset Confidential Information after the Closing (i) to the extent that Seller must use or disclose such Purchased Asset Confidential Information to prepare its financial statements or reports or any tax returns, (ii) to the extent Seller is required by any applicable law, rule, regulation, court order, judgment, subpoena, governmental authority or other legal compulsion to disclose such Purchased Asset Confidential Information; and (iii) to the extent determined by Seller in good faith in order to comply with its disclosure and reporting requirements under applicable laws, including but not limited to the Securities Exchange Act of 1934, as amended

i

and the Securities Act of 1933, as amended (and all rules and regulations promulgated thereunder) .

SECTION 5.04.  Consents.  Each of Seller and Purchaser will use its respective diligent and good faith efforts to obtain all authorizations, consents, orders and approvals of all federal, state and local regulatory bodies, courts and officials and any other consents of third parties that may be or become necessary for the execution and delivery of, and the performance of its obligations pursuant to, this Agreement (collectively, “Consents”) and will cooperate fully with the other party in promptly seeking to obtain all such Consents.  The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals. In the event that any required Consent has not been obtained prior to the Closing, Seller shall thereafter (i) use its diligent good faith efforts to cause such Consent to be obtained (unless and until Seller is informed by the relevant third party that no such consent will be given) and (ii) hold any Assigned Contract, the assignment of which to Purchaser requires a Consent that has not been obtained in trust for Purchaser, and the covenants and obligations under such Assigned Contract shall be performed by Purchaser at its sole cost and expense from the Closing Date until the appropriate Consent is obtained, provided that Purchaser hereby agrees to indemnify and hold Seller harmless from and against any and all Liabilities resulting out of or arising from Purchaser’s performance under any such arrangements described herein.

SECTION 5.05.  Further Actions.  From and after the Closing, each of the parties hereto will execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry out the provisions of this Agreement or any other agreements required to be entered into by such party pursuant to this Agreement and give effect to the transactions contemplated by this Agreement and such other agreements.

SECTION 5.06.  Covenant Not to Compete.

(a)                                  Covenant Effective Upon Closing.  Subject to the following provisions of this Section 5.06, as a material inducement and consideration for Purchaser to consummate the purchase of the Purchased Assets pursuant to this Agreement, if the sale and purchase of the Purchased Assets contemplated by this Agreement is successfully consummated pursuant to this Agreement, then for a period of thirty-six (36) months immediately following the Closing Date (such thirty-six (36) month period of time being hereinafter called the “Restricted Period”), Seller (and any of Seller’s subsidiaries) will not, carry on, engage in or conduct that portion of the WebSphere Business that consists of Seller’s business of providing or subcontracting  consulting and training services to end-users of WebSphere with respect to the installation, operation, use and/or application of WebSphere (the “Restricted Business”).    In the event of a breach of any of the covenants set forth in this Section, Purchaser will be entitled to an injunction against Seller restraining such breach in addition to any other remedies provided by law or equity.  In the event that any covenant in this Section is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other governmental authority, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon Seller’s activities no greater than allowable under then applicable law.

(b)                                 Termination Upon Change of Control. Notwithstanding the foregoing provisions of Section 5.06(a), Seller’s covenants and obligations under Section 5.06(a) shall

ii

automatically and immediately terminate and expire upon the consummation of a “Change of Control” (as hereafter defined).  As used herein, the term “Change of Control” of Seller shall mean: (i) the sale or other disposition of all or any substantial portion of Seller’s assets; (ii) the issuance of securities of Seller, in a single transaction or series of related transactions, that represent fifty percent (50%) or more of the voting power of all Seller’s then outstanding securities as of immediately after their issuance; or (iii) the consummation of any consolidation, merger, tender offer or similar transaction involving Seller or a subsidiary of Seller (each such transaction, a “reorganization”) which results in the shareholders of Seller immediately prior to such reorganization owning, immediately after consummation of such reorganization, either (A) voting securities of Seller or the surviving entity of such reorganization which represent fifty percent (50%)) or less of the voting securities of Seller or such surviving entity that are outstanding immediately after consummation of such reorganization or (B) fifty percent (50%) or less of the voting power of all voting securities of Seller or such surviving entity that are outstanding immediately after consummation of such reorganization.

(c)                                  Non-Solicitation of Employees.  Seller and Purchaser each agree that, without the prior written consent of the other party, it will not, for a period of one (1) year following the Closing Date, solicit any employee of the other party to (i) terminate such employee’s employment with the other party or (ii) accept employment as an employee, officer, agent, consultant or advisor of it or any of its subsidiaries.  As used herein, “solicit” means to affirmatively contact or communicate in any manner whatsoever, provided that nothing herein shall be construed to prohibit a party or any of its subsidiaries from (i) placing advertisements for employment, requests for inquiry about employment or the availability of employment that are generally available or accessible by significant segments of the public, such as, without limitation, in any newspaper, trade magazine, other periodical, website or publication, or (ii) responding to any unsolicited inquiry by any employee of the other party concerning employment.

SECTION 5.07. Furnishing of Outstanding Business Proposals.  Prior to or concurrently with the Closing, Seller will furnish to Purchaser with copies of all business proposals (including names and status of discussions with prospective customers and strategic partners) by or to Seller that are pending or outstanding principally with respect to the WebSphere Business.

SECTION 5.08.  Account Reports.  As soon as reasonably practicable after the Closing, Seller will deliver to Purchaser a report detailing, and providing unaudited aging information with respect to, (i) the WebSphere Business Accounts Receivable and (ii) the outstanding accounts payable of the WebSphere Business as of January 31, 2006.  The WebSphere Business Accounts Receivable and the accounts payable of the WebSphere Business accrued as of the Closing Date, shall remain the sole and exclusive property and obligation of Seller and are not being sold, assigned or transferred to Purchaser, nor assumed by Purchaser. During the first twelve (12) months after the Closing, Purchaser will cooperate with Seller, upon Seller’s reasonable request, in connection with Seller’s efforts to collect payments due on any of the WebSphere Business Accounts Receivable.

SECTION 5.09.   Post-Closing References.  If the sale and purchase of the Purchased Assets from Seller to Purchaser is successfully consummated pursuant to this Agreement, then for a period of twenty-four (24) months from and after the Closing Date (such twenty-four (24) month period of time being hereinafter called the “Reference Period”), and no longer, Purchaser may refer to its business as being “formerly a division of Versant Corporation” in its sales and marketing collateral and literature and in oral discussions, provided that Purchaser does not take any actions which may reasonably be considered to reflect poorly on Seller or adversely affect Seller’s reputation.   Nothing herein will permit or authorize Purchaser to use Seller’s name or any of Seller’s trademarks except as expressly provided in this Section 5.09. Purchaser agrees not to challenge, or assist others to challenge, any of Seller’s rights in Seller’s name or any of Seller’s logos or trademarks or the registration thereof or attempt to register the name or mark “Versant” or any trade name or trademark including the word “Versant” or confusingly similar thereto anywhere in the world. If requested to do so by Seller, Purchaser will inform third parties that it is not affiliated with Versant. Purchaser will not put any reference to Versant in any contract or agreement made by Purchaser with any third party.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01.  Offer of Employment by Purchaser to WebSphere Business Employees.

(a)                                  Offers of Employment.  On or prior to the Closing Date, Purchaser shall make offers to each of the WebSphere Business Employees at not less than the same salary and reasonably comparable level and type of employee benefits (including but not limited to health and medical insurance benefits) at which each such WebSphere Business Employee is then compensated by Seller.

(b)                                 Liabilities Retained by Seller and Not Assumed. Seller will retain, and Purchaser will not assume, any employer or employment-related obligations of Seller to the WebSphere Business Employees or any other liability related to any WebSphere Business Employee that arises or accrues on or before the Closing Date, including, without limitation: (i) accrued personal time off (including accrued vacation); (ii) any obligation to provide health, medical, disability, life or other insurance benefits or any stock, stock option rights, or pension savings plan or similar benefits pursuant to any Seller employee benefit plan, plans, agreement or arrangement; (iii) any government-mandated employee or employment-related payments; (iv) workers’ compensation and disability insurance premiums (if any) paid or payable by Seller on behalf of WebSphere Business Employees who are on workers’ compensation or disability leave as of the Closing Date; or (v) any bonuses accrued or earned by any of the WebSphere Business Employees on or prior to the Closing Date.  Unless the parties otherwise agree in writing, by not later than three (3) days before the Closing Date, Purchaser will notify each WebSphere Business Employee in writing of Purchaser’s offer to employee such WebSphere Business Employee as an employee of Purchaser as of the Closing Date pursuant to a written offer letter.

(c)                                  Purchaser Employment Liabilities.  Seller and Purchaser hereby acknowledge and agree that Purchaser (and not Seller) shall be solely and exclusively responsible and liable for all Purchaser Employment Liabilities (as defined below).  As used herein, the term “Purchaser Employment Liabilities” means, collectively, (i) all Liabilities of Purchaser to its employees and consultants (including but not limited to employees or consultants of Purchaser who were formerly WebSphere Business Employees of Seller), including but limited to all Liabilities to pay or provide any salary, bonus, health or medical insurance benefits, other employee benefits or benefit plans, ERISA, accrued vacation pay, other benefits or  compensation of any kind or type to all such employees or consultants of Purchaser and (ii) all Liabilities for payroll tax withholding and any other payment of tax in respect of any of Purchaser’s employees (including but not limited to employees of Purchaser who were formerly WebSphere Business Employees of Seller).

SECTION 6.02.  Termination of Employment.  Seller agrees to comply with the provisions of the federal WARN Act (if applicable) and any other federal, state or local statute or regulation regarding Seller’s termination of employment of any WebSphere Business Employee and to perform all obligations that might otherwise be required by Seller with respect to the cessation of any operations of the WebSphere Business or the termination of any WebSphere Business Employee on or after the Closing Date.

SECTION 6.03.   Maintenance of Email Addresses.  Following the consummation of the transactions contemplated hereby at the Closing, Seller shall maintain in operation and effect the current Seller email address for each WebSphere Business Employee who accepts employment with Purchaser at the Closing (and will, upon written notice from Purchaser cause messages to such email address to be forwarded to a new email address of Purchaser) during that period of time beginning on the Closing Date and ending upon the earlier of (i) twelve (12) months after the Closing Date or (ii) the date on which such WebSphere Business Employee ceases to be employed by Purchaser.  Purchaser will promptly inform Seller in writing if and when any WebSphere Business Employee ceases to be employed by Purchaser within twelve (12) months after the Closing Date,

SECTION 6.04.  General Matters.  Seller and Purchaser agree to cooperate fully with respect to the actions which are necessary or reasonably desirable to accomplish the transactions contemplated hereunder, including, without limitation, the provision of records and information as each may reasonably request and the making of all appropriate filings under ERISA and the Internal Revenue Code.

ARTICLE VII

TAX MATTERS

SECTION 7.01.  Transaction Taxes. Seller and Purchaser shall each be responsible for one-half (1/2) of all excise, value added, registration, stamp, property, documentary, transfer, sales, use and similar Taxes, levies, charges and fees incurred, or that may be payable to any taxing authority, in connection with the transactions (including without limitation the sale, transfer, and delivery of the Purchased Assets) contemplated by this Agreement (collectively, “Transaction Taxes”).  Seller shall be responsible for preparing and filing any tax return relating to such Transaction Taxes and shall provide a copy of such return to Purchaser.  Purchaser and Seller agree to cooperate in legitimately minimizing the amount of any such Transaction Taxes and in the filing of all necessary documentation and all Tax returns, reports and forms with respect to all such Transaction Taxes, including any available pre-Closing filing procedures.

SECTION 7.02.  Straddle Periods.  All property taxes, personal property taxes and similar ad valorem obligations in respect of the Purchased Assets that relate to periods beginning prior to the Closing Date and ending after the Closing Date (“Straddle Periods”) shall be prorated in accordance with the rules provided in Section 164(d) of the Internal Revenue Code.  Seller shall prepare and file, or shall cause to be prepared and filed, on a timely basis, all Straddle Period tax returns and shall be responsible for the payment of taxes payable thereunder.  Seller shall provide each Straddle Period tax return to Purchaser for review not less than ten (10) business days in advance of the due date thereof, and Purchaser shall pay to Seller its prorated portion of the tax shown to be due on each such return not less than five (5) business days before the due date of such payment.

SECTION 7.03.  Other Taxes.  Except as provided in Sections 7.01 and 7.02 above, (i) Seller shall be responsible for and shall pay any and all Taxes with respect to the Purchased Assets relating to all periods (or portions thereof) ending on or prior to the Closing Date, and (ii) Purchaser shall be responsible for and shall pay any and all Taxes with respect to the Purchased Assets relating to all periods (or portions thereof) ending after the Closing Date.

SECTION 7.04.  Treatment of Indemnity Payments.  All payments made by Seller or Purchaser, as the case may be, to or for the benefit of the other party pursuant to any indemnification obligations under this Agreement, will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.

ARTICLE VIII

CONDITIONS TO THE CLOSING

SECTION 8.01.  Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement will be subject to the fulfillment (or waiver by Purchaser in writing), at or prior to the Closing, of each of the following conditions:

(a)                                  Accuracy of Purchaser’s Representations and Warranties.  The representations and warranties of Purchaser contained in Article IV of this Agreement will be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, (other than such representations and warranties as are expressly made as of another date) and Seller will have received a certificate to such effect, dated as of the Closing Date, executed by a duly authorized representative of Purchaser;

(b)                                 Compliance with Covenants.  All the covenants contained in this Agreement to be complied with by Purchaser on or before the Closing will have been complied with and Seller will have received a certificate to such effect, dated as of the Closing Date, executed by a duly authorized representative of Purchaser;

(c)                                  No Adverse Order.  No federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto will use their best efforts to have any such order or injunction vacated on or before the Termination Date (as defined in Article X hereof);

(d)                                 No Litigation.  No suit, claim, cause of action, arbitration, investigation or other proceeding contesting, challenging or seeking to alter or enjoin or adversely affect the sale and purchase of the Purchased Assets or any other transaction contemplated by this Agreement will be pending or threatened;

(e)                                  Bill of Sale; Assumption Agreement; Initial Payment; Other Deliveries.  Seller shall have received the Bill of Sale and Assumption Agreement, executed on behalf of Purchaser by a duly authorized officer of Purchaser and Purchaser will have made the other deliveries to Seller required of Purchaser by Section 2.08 hereof, including without limitation payment in full of the Initial Payment as provided in Sections 2.05 and 2.08);

(f)                                    IBM Agreements.  Either (i) IBM shall have consented in writing to the assignment of the IBM WebSphere Agreements to Purchaser or (ii) Purchaser shall have entered into new agreements which in Seller’s good faith opinion are reasonably comparable to the IBM WebSphere Agreements;

(g)                                 Third Party Consents.  Seller will have obtained all consents, waivers and approvals from third parties and governmental entities that are listed in Schedule 8.01 of the Seller’s Disclosure Letter; and

(h)                                 Landlord Consent.  Seller will have obtained the written consent of Seller’s landlord for the assignment from Seller to Purchaser of Seller’s lease (the “Chicago Lease”) for the leased facility located at Suite 138S in the premises commonly known as 2625 Butterfield Road, Oak Brook, Illinois 60523 (the “Chicago Facility”).

SECTION 8.02.  Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement will be subject to the fulfillment (or waiver by Seller in writing), at or prior to the Closing, of each of the following conditions:

(a)                                  Accuracy of Seller’s Representations and Warranties.  The representations and warranties of Seller contained in Article III of this Agreement (as qualified by the Seller Disclosure Letter) will be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties that are expressly made as of another date), and Purchaser will have received a certificate to such effect, dated as of the Closing Date, executed by a duly authorized officer of Seller;

(b)                                 Compliance with Covenants.  All the covenants contained in this Agreement to be complied with by Seller on or before the Closing will have been complied with,

and Purchaser will have received a certificate of Seller to such effect, dated as of the Closing Date, signed by a duly authorized officer of Seller;

(c)                                  No Adverse Order.  No federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto will use their best efforts to have any such order or injunction vacated on or before the Termination Date (as defined in Article X hereof);

(d)                                 No Litigation.  No suit, claim, cause of action, arbitration, investigation or other proceeding contesting, challenging or seeking to alter or enjoin or adversely affect the sale and purchase of the Purchased Assets or any other transaction contemplated by this Agreement will be pending or threatened;

(e)                                  Bill of Sale; Assumption Agreement; Initial Payment; Other Deliveries.  Purchaser shall have received the Bill of Sale and Assumption Agreement, executed on behalf of Seller by a duly authorized officer of Seller and Purchaser will have made the other deliveries to Purchaser required of Seller by Section 2.07 hereof;

(f)                                    IBM Agreements.  Either (i) IBM shall have consented in writing to the assignment of the IBM WebSphere Agreements to Purchaser or (ii) Purchaser shall have entered into new agreements which in Purchaser’s good faith opinion are reasonably comparable to the IBM WebSphere Agreements;

(g)                                 Third Party Consents.  Seller will have obtained and delivered to Purchaser all consents, waivers and approvals from third parties and governmental entities that are listed in Schedule 8.01 of the Seller’s Disclosure Letter; and

(h)                                 Landlord Consent.  Seller will have obtained the written consent of Seller’s landlord for the assignment from Seller to Purchaser of the Chicago Lease for the Chicago Facility.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01  Loss Defined; Indemnitees.  For purposes of this Article IX, the term “Loss” will mean and include any and all liability, loss, damage, expense, cost, fine, fee, penalty, obligation or injury including, without limitation, those resulting from any and all claims, actions, suits, demands, assessments, investigations, judgments, awards, arbitrations or other proceedings, together with reasonable costs and expenses including the reasonable attorneys’ fees and other legal costs and expenses relating thereto.  As used in this Article IX, the term “Purchaser Indemnitees” means and includes Purchaser and any present or future officer, director, employee, affiliate, stockholder, attorney or agent of Purchaser; and the term “Seller Indemnitee” means and includes any present or future officer, director, employee, affiliate, shareholder, attorney or agent of Seller.

SECTION 9.02.  Indemnification by Seller.  Seller agrees, subject to the other terms, conditions and limitations of this Agreement (including but not limited to the provisions of Section 9.05), to indemnify Purchaser and any Purchaser Indemnitee against, and to hold Purchaser and each Purchaser Indemnitee harmless from, all Loss suffered or incurred by Purchaser or a Purchaser Indemnitee arising out of or resulting from:

(a)                                  the failure of any representation or warranty of Seller contained in Article III of this Agreement (as qualified by the Seller Disclosure Letter) to be true and correct in any material respect as of the Closing Date; and

(b)                                 any of the Excluded Assets or any of the Excluded Liabilities or the operation of the WebSphere Business or the Purchased Assets by Seller at any time or times on or prior to the Closing Date (including without limitation any and all Taxes arising out of, or payable with respect to, Seller’s business operations through the Closing Date).

 SECTION 9.03.  Indemnification by Purchaser.  Purchaser agrees, subject to the other terms, conditions and limitations of this Agreement (including but not limited to the provisions of Section 9.05 and Section 9.06), to indemnify Seller and any Seller Indemnitee against, and hold Seller and each Seller Indemnitee harmless from, all Loss suffered or incurred by Seller or any Seller Indemnitee arising out or resulting from:

(a)                                  the failure of any representation or warranty of Purchaser contained in Article IV of this Agreement to be true and correct in any material respect as of the Closing Date;

(b)                                 any of the Assumed Liabilities or any breach by Purchaser of the Assumption Agreement; or

(c)                                  any Liabilities arising from the operation or conduct of Purchaser’s business, including but not limited to all Purchaser Employment Liabilities, and any Liabilities arising or resulting from the Purchaser’s employment or Purchaser’s termination of employment of any WebSphere Business Employee or other employee or Purchaser’s relationship with any WebSphere Business Contractor or other contractor or consultant.

SECTION 9.04.  Procedures for Indemnification.  As used herein, an “Indemnified Party” means a party seeking indemnification pursuant to Section 9.02 or 9.03 hereof, as applicable, and the term “Indemnifying Party” means the party who is obligated to provide indemnification under Section 9.02 or Section 9.03, as applicable.

(a)                                  Making of Indemnification Claims. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification under this Article IX unless such Indemnified Party gives written notice to the Indemnifying Party of its claim for indemnification hereunder, describing the known basis and grounds for such indemnification claim and the amount (to the extent then known) for which the Indemnified Party then anticipates it will seek indemnification under such claim (such notice, an “Indemnification Claim Notice”), which Indemnification Claim Notice shall be given promptly after the Indemnified Party becomes aware of the facts giving rise to such indemnification claim and, in the case of an indemnification claim described in Section 9.05(a) below, such Indemnification Claim Notice is given to the Indemnifying Party not later than twelve (12) months after the Closing Date.  If the Indemnifying Party does not give the Indemnified Party written notice of its objection to any indemnification claim set forth in an Indemnification Claim Notice (an “Objection Notice”) within forty-five (45) days after the Indemnifying Party’s actual receipt of such Indemnification Claim Notice, then such Indemnified Party will be conclusively be deemed to have agreed to pay such indemnification claim; but if the Indemnified Party gives the Indemnified Party an Objection Notice within the forty-five (45) day period described above, then such indemnification claim must be resolved in accordance with the dispute resolution process described in Article XI below.

(b)                                 Third-Party Claims.  The Indemnified Party agrees to give the Indemnifying Party prompt written notice of any event, or any claim, action, suit, demand, assessment, investigation, arbitration or other proceeding by or in respect of a third party (a “Third-Party Claim”) of which it has knowledge, for which such Indemnifying Party is entitled to indemnification under this Article IX.  In the case of a Third-Party Claim, the Indemnifying Party will have the right to control, through counsel of its own choosing, the defense or settlement of any such Third-Party Claim at its own expense.  In such case the Indemnified Party may participate in such defense, but in such case the expenses of the Indemnified Party incurred in connection with such defense will be paid by the Indemnified Party and will not be subject to indemnification hereunder.  The Indemnified Party will promptly provide the Indemnifying Party with access to the Indemnified Party’s records and personnel relating to any such Third-Party Claim during normal business hours and will otherwise cooperate with the Indemnifying Party in the defense or settlement of such Third-Party Claim and, subject to the limitations contained in Section 9.05, the Indemnifying Party will reimburse the Indemnified Party for all its reasonable out-of-pocket costs and expenses incurred in providing such access, personnel and cooperation.  Upon assumption of the defense of any such Third-Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of any claim or demand arising from such Third-Party Claim, unless the Indemnifying Party consents in writing to such payment (which consent will not be unreasonably withheld) or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnified Party is entered against the Indemnified Party for such liability.  No such Third-Party Claim may be settled by the Indemnified Party without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.  If the Indemnifying Party fails to defend or fails to prosecute or withdraws from such defense, then the Indemnified Party will have the right to undertake the defense or settlement thereof, at the Indemnifying Party’s expense (subject to the limitations of Section 9.05.  If the Indemnified Party assumes the defense of any such Third-Party Claim pursuant to this Section 9.04 and proposes to settle such Third-Party Claim prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party will give the Indemnifying Party prompt written notice thereof and the Indemnifying Party will have the right to participate in the settlement or assume or reassume the defense of such Third-Party Claim.  Nothing herein shall prevent an Indemnified Party from disputing a Third-Party Claim as provided in Section 9.04(a) above.

(c)                                  Dispute Resolution.  Any dispute regarding a claim for indemnification made pursuant to this Article IX or otherwise regarding the provisions of this Article IX shall be resolved in the manner provided in Article XI.

SECTION 9.05  Limitations on Indemnification.

(a)                                  Limitation on Seller’s Liability.  Notwithstanding anything herein to the contrary, in seeking indemnification for Loss under this Article IX, the maximum cumulative aggregate total liability of Seller for its indemnification liabilities under Section 9.02(a) (regarding the failure of any representation or warranty of Purchaser contained in Article IV of this Agreement to be true and correct in any material respect as of the Closing Date) shall not exceed One Hundred Thousand Dollars ($100,000).

(b)                                 Time Limit to Assert Indemnification Claims.   Notwithstanding anything herein to the contrary, no claim for indemnification asserted by Purchaser under Section 9.02(a) may be brought after twelve (12) months after the Closing Date.

SECTION 9.06  Exclusive Remedy.  Except as specifically provided in this Agreement (including, without limitation, the immediately succeeding sentence), following the Closing Date, in the absence of fraud or willful breach of this Agreement, the sole and exclusive remedy of both Buyer and Seller with respect to any breach of any representation or warranty contained in this Agreement, or in any agreement, certificate, instrument or other document entered into in connection herewith, or for any matter for which indemnification is available under this Article IX shall be restricted to the indemnification rights set forth in this Article IX.  Nothing contained in this Article IX or elsewhere in this Agreement shall limit the liability of any Party under this Agreement if this Agreement is terminated pursuant to Section 10.1 or otherwise, or if the transactions contemplated hereby shall not be consummated for any reason.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                  by the mutual written consent of Seller and Purchaser; or

(b)                                 by either Seller or Purchaser, if the Closing will not have occurred prior to February 6, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(b) will not be available to any party whose failure to fulfill any obligation under this Agreement will have been the primary cause of, or will have resulted in, the failure of the Closing to occur prior to such date; or

(c)                                  by either Seller or Purchaser if there will have been instituted, pending or threatened (and not withdrawn) any action or proceeding by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, or there will be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit the sale and purchase of the Purchased Assets from Seller to Purchaser as provided herein.

SECTION 10.02.  Effect of Termination.  In the event of termination of this Agreement in accordance with Section 10.01 hereof, this Agreement will forthwith become void and there will be no liability on the part of any party hereto; provided, however, that nothing herein will relieve either party from liability for any willful breach of this Agreement; and provided, further, however, that the provisions of Section 5.03 shall survive any termination of this Agreement.

SECTION 10.03.  Waiver.  At any time prior to the Closing, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the other parties or (iii) waive compliance with any of the agreements or conditions contained herein of the other party. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI

DISPUTE RESOLUTION

SECTION 11.01  Dispute Resolution Venue.

(a)                                  Except as provided in Section 2.05(e) (regarding disputes over an Accountant’s audit), any and all controversies, disputes or claims arising out of or relating to this Agreement, or the breach thereof shall be resolved only in the Applicable Court as defined and determined under the provisions of Section 11.01(b) below  (and not in any other court in any other state, jurisdiction or country and the Applicable Court shall have exclusive jurisdiction in connection with this Agreement with respect to such controversies, disputes or claims unless otherwise expressly agreed by the parties, and Seller and Purchaser each hereby irrevocably consents and submits to the exclusive jurisdiction of the Applicable Court in any action or proceeding arising out of or relating to this Agreement and irrevocably waives any objection such person may now or hereafter have as to the venue of any such suit, action or proceeding brought in the Applicable Court or that the Applicable Court is an inconvenient forum.

(b)                                 With respect to any controversy, dispute or claim arising out of or relating to this Agreement, or the breach thereof: (i) the “First Moving Party” means the party to this Agreement who first files and serves on the other party a complaint in a court of competent jurisdiction qualifying as the Applicable Court (as defined below) with respect to the facts, events and circumstances giving rise to such controversy, dispute, claim or breach; and (ii) the “Applicable Court” shall be (A) if Purchaser is the First Moving Party, a court of competent jurisdiction located in Santa Clara County, California and (B) if Seller is the First Moving Party, a court of competent jurisdiction located in Cook County, Illinois.

SECTION 11.02  Fees and Costs.  The prevailing party in any litigation brought under Section 11.01 shall be entitled to recover, as an element of the costs of the litigation and not as damages, its reasonable attorneys’ fees, experts’ fees and other costs and expenses incurred in such litigation to be fixed by the judge (including without limitation, costs, expenses and fees on any appeal and costs, expenses and fees in any initial proceedings before any court).

ARTICLE XII

GENERAL PROVISIONS

SECTION 12.01.  Expenses.  Except as expressly provided in Article VII (regarding Taxes) all costs, expenses or fees, including, without limitation, fees and disbursements of counsel, financial advisors, accountants, brokers, finders or investment bankers, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred.

SECTION 12.02. Notices.  All notices, requests, claims, demands and other communications hereunder will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telefax or by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by like notice given in accordance with the provisions of this Section 12.02):

(a)           if to Seller:

Versant Corporation
6539 Dumbarton Circle
Fremont, California 94555
Attention:  Loni Kupchanko, Esq.

with a copy to:

Fenwick & West LLP
801 California Street
Mountain View, California 94041
Attention:  Kenneth Linhares, Esq.

(b)           if to Purchaser:

Sima Solutions

One Tower Lane, Suite 1700

Oakbrook Terrace, Illinois 60181

Attn: James Pollitt

with a copy to:

Mark S. Dym, Esq.

Hughes, Socol, Piers, Resnick & Dym, Ltd

70 W. Madison, Suite 4000

Chicago, Illinois 60602

SECTION 12.03.  Disclosure.  No Party shall issue any press release or make any public or other announcement or disclosure of the existence of this Agreement,  the subject matter of this Agreement, or the prices and other terms set forth in this Agreement without the prior written approval of the other party; provided, however, that (a)  Seller may make any public disclosure it believes in good faith is required by applicable law (including but not limited to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) or any listing or trading agreement concerning its publicly-traded securities (in which case Seller will use its reasonable efforts to advise Purchaser prior to making the disclosure) and (b) either party may disclose the existence of this Agreement, the subject matter of this Agreement, and the terms set forth in this Agreement to its legal counsel, board of directors, accountants or other parties with a need to know such information and who have obligations of confidentiality with respect thereto by contract or by virtue of their relationship to such party.

SECTION 12.04.  Headings.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

SECTION 12.06.  Entire Agreement.  This Agreement and any Seller Ancillary Agreements and Purchaser Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings with respect to the subject matter hereof, both written and oral, including but not limited to that certain Mutual Non-Disclosure Agreement between Seller and James Pollitt effective November 1, 2005.

SECTION 12.07.  Assignment.  This Agreement will not be assigned by Purchaser or Seller without the prior written consent of the non-assigning party; provided, however, that Seller may assign all or a portion of its rights hereunder to a wholly-owned subsidiary of Seller; and provided further, that any party may assign its rights and obligations hereunder to a person that acquires control of such party by merger, consolidation or a sale of all or substantially all of such party’s assets or by acquisition of voting stock of such party representing more than fifty percent (50%) of the total voting power of all outstanding securities of such party, provided such person agrees in writing to be bound by all of its assignor’s obligations under this Agreement.

SECTION 12.08.  No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the indemnification rights of Purchaser Indemnitees and Seller Indemnitees under Article IX hereof.

SECTION 12.09.  Amendment; Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by Seller and Purchaser.  Waiver of any term or condition of this Agreement will only be effective if in writing and will not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

SECTION 12.10.  Governing Law; Venue.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and performed entirely within the State of California by residents of the State of California, without regard to the principles of choice of law or conflicts or law of California or of any other jurisdiction.

SECTION  12.11.  No Consequential Damages. Except as set forth in Article IX, Seller will not be liable to Purchaser or to any third party for any incidental, consequential or special damages arising out of or related to this Agreement or the use or the performance of the Purchased Assets including, without limitation, damages due to loss of use or access, lost profits, loss of data, loss of goodwill or any other indirect damages, or for the cost of procuring substitute products or services, even if Seller has been advised of the possibility of such loss or damages, regardless of the form of action, whether in contract, warranty, tort (including negligence) product liability or otherwise.

SECTION 12.12.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

[The remainder of this page has intentionally been left blank]

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VERSANT CORPORATION

By:
Name: Jochen Witte
Title: President & CEO

SIMA SOLUTIONS

By:
Name: James Pollitt
Title: President

[Signature Page to Asset Purchase Agreement]

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED PRO FORMA BALANCE SHEET

(in thousands)

				Pro Forma as of
	October 31,		Pro Forma	October 31,
	2005		Adjustments	2005
ASSETS
Current assets:
Cash and cash equivalents	$3,958	(1)	$500	$4,458
Trade accounts receivable, net	2,529		—	2,529
Other current assets	744		—	744
Total current assets	7,231		—	7,731

Property and equipment, net	489	(2)	(9)	480
Goodwill	6,720		—	6,720
Intangible assets, net	1,512		—	1,512
Other assets	294		—	294
Total assets	$16,246		$491	$16,737

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$779		$—	$779
Accrued liabilities	2,667		—	2,667
Deferred revenues	2,779		—	2,779
Deferred rent	136		—	136
Total current liabilities	6,361			6,361

Long term restructuring accrual	448		—	448
Deferred revenues	184		—	184
Deferred rent	128		—	128
Variable interest entity liability	137		—	137
Total liabilities	7,258		—	7,258

Stockholders’ equity:
Common stock, no par value	94,755		—	94,755
Deferred stock-based compensation	(44)		—	(44)
Other comprehensive income, net	396		—	396
Accumulated deficit	(86,119)		491	(85,628)
Total stockholders’ equity	8,988		—	9,479
Total liabilities and stockholders’ equity	$16,246		$491	$16,737

(1)	Received for WebSphere consulting practice closed at February 1, 2006.
(2)	Write off of capital equipment.

VERSANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

(in thousands, except for per share amounts)

				Pro Forma
	Fiscal Year			Fiscal Year
	Ended			Ended
	October 31,		Proforma	October 31,
	2005		Adjustments	2005

Revenues:
License	$8,828		$—	$8,828
Maintenance	6,305		—	6,305
Professional services	5,376	(1)	(4,763)	613
Total revenues	20,509		(4,763)	15,746

Cost of revenues:
License	274		—	274
Amortization of intangible assets	671		—	671
Maintenance	1,456		—	1,456
Professional services	5,164	(2)	(4,294)	870
Total cost of revenues	7,565		(4,294)	3,271

Gross profit	12,944		$469	12,475

Operating expenses:
Sales and marketing	5,815	(3)	(10)	5,805
Research and development	3,925		—	3,925
General and administrative	4,687	(4)	(41)	4,646
Impairment of goodwill	10,300		—	10,300
Impairment of intangibles	2,613		—	2,613
Restructuring	638		—	638
Total operating expenses	27,978		(51)	27,927

Profit (loss) from operations	(15,034)		418	(15,452)
Variable interest, net	320		—	320
Other income, net	197		—	197
Loss from operations before income taxes	(14,517)		418	(14,935)
Provision for income taxes	37		—	37
Net profit (loss)	$(14,554)		$418	(14,972)

Basic and diluted profit (loss) per share	(4.11)		0.12	(4.23)

Shares used in per share calculation:
Basic & diluted	3,539		3,539	3,539

(1)	Total WebSphere service revenue in 2005.
(2)	Total WebSphere cost of goods sold in 2005.
(3)	WebSphere marketing expenses.
(4)	WebSphere G&A expenses.